NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 1996

NOTE 1 - ACCOUNTING POLICIES

     The Company's significant accounting policies, other than those described in Note 2 below, are described in Note 1 of the Notes to Consolidated Financial Statements included in its 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission. For interim reporting purposes, the Company follows the same basic accounting policies and considers each interim period as an integral part of an annual period.

     The financial information included herein is unaudited; however, such information reflects all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of results for the interim periods.

     1995 data reflects minor reclassifications to be consistent with 1996 presentation.

NOTE 2 - ACCOUNTING POLICY CHANGE - ADOPTION OF SFAS 122

     As of January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 122, ACCOUNTING FOR MORTGAGE SERVICING RIGHTS("SFAS 122"). SFAS 122 requires the recognition, as separate assets, rights to service mortgage loans for others, when the related loans are sold and the servicing rights are retained. The amount capitalized is based on an allocation of the total cost of the mortgage loans to the mortgage servicing rights and the loans (without the mortgage servicing rights) based on their relative fair values. SFAS 122 also requires capitalized mortgage servicing rights to be assessed for impairment based on the fair value of those rights. This change in accounting was adopted prospectively for mortgage loans sold after January 1, 1996. Mortgage servicing rights capitalized during the six months ended June 30, 1996, net of amortization, totaled $724,000.

NOTE 3 - ACQUISITION OF FLAGSHIP BANK AND TRUST COMPANY

     On February 29, 1996, the Company acquired Flagship Bank and Trust Company ("Flagship") of Worcester, Massachusetts for stock. The Company issued 1,628,400 shares of common stock in exchange for all outstanding Flagship shares. This transaction has been accounted for as a pooling of interests and, accordingly, the consolidated financial statements for all periods presented have been restated to include the acquired bank.

     Total revenue, income before income taxes, net income, and earnings per share data of the separate companies for the periods preceding the acquisition were:

                                        Six months ended June 30, 1995
                                       (In Thousands, Except Share Data)
                                  Chittenden          Flagship         Combined
                                  ----------          --------         -------
Total Revenue                      $44,735            $7,101           $51,836
Income Before Income Taxes          14,343             2,168            16,511
Net Income                           9,683             1,365            11,048

Earnings Per Share                   $0.96             $0.80             $0.93

Total revenue includes net interest income and non interest income.

NOTE 4 - STOCKHOLDERS' EQUITY

Stock Split. On April 17, 1996, the Company declared a five-for-four stock split which was distributed on May 24, 1996 to stockholders of record May 10, 1996. This stock split has been reflected in the accompanying balance sheets as of June 30, 1996 and December 31, 1995; all per share information shown on the accompanying statements of income has been retroactively restated to reflect the split.

Dividend Declaration. On July 18, 1996, the Company declared dividends of approximately $2.44 million or $0.20 per share. This dividend is to be paid on August 16, 1996 to stockholders of record on August 2, 1996.

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                            PART I.  FINANCIAL INFORMATION

         Item 2.  Management's Discussion and Analysis of Financial Condition
                              and Results of Operations